SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Amendment No. 9

Navistar International Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

63934E108

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

40 West 57th Street, 24th Floor

New York, New York 10019

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

April 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 63934E108	13D	(Page 2 of 12 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL PARTNERS III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 12,740,281
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,740,281
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,740,281
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.7%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 63934E108	13D	(Page 3 of 12 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL ADVISORS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 12,740,281
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,740,281
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,740,281
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.7%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 4 of 12 Pages)

(1)	Name of reporting person MHR FUND MANAGEMENT LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,984,753
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,984,753
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,984,753
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 5 of 12 Pages)

(1)	Name of reporting person MHR HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,984,753
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,984,753
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,984,753
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 6 of 12 Pages)

(1)	Name of reporting person MARK H. RACHESKY, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,997,556
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,997,556
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,997,556
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.2%
(14)	Type of reporting person (see instructions) IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 9, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), which was amended on June 25, 2012 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on July 10, 2012 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), on October 9, 2012 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), on October 26, 2012 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on December 12, 2012 by Amendment No. 5 to the Initial Schedule 13D (“Amendment No. 5”), on July 15, 2013 by Amendment No. 6 to the Initial Schedule 13D (“Amendment No. 6), on July 17, 2013 by Amendment No. 7 to the Initial Schedule 13D (“Amendment No. 7”), and on March 11, 2014 by Amendment No. 8 to the Initial Schedule 13D (“Amendment No. 8” and, together with Amendment No. 1 through Amendment No. 7 and the Initial Schedule 13D, the “Schedule 13D”) and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 8.

Item 3.	Source and Amount of Funds & Other Consideration

Item 3 is hereby amended by adding the following paragraph:

On April 8, 2014, Master Account, Capital Partners (100) and Institutional Partners III acquired an aggregate of 325,000 shares of Common Stock in open market purchases for aggregate consideration (excluding commissions) of approximately $10,568,350. On April 9, 2014, Master Account, Capital Partners (100) and Institutional Partners III acquired an aggregate of 239,774 shares of Common Stock in open market purchases for aggregate consideration (excluding commissions) of approximately $8,057,989. On April 10, 2014, Master Account, Capital Partners (100) and Institutional Partners III acquired an aggregate of 347,000 shares of Common Stock in open market purchases for aggregate consideration (excluding commissions) of approximately $11,580,396. All of the funds required to acquire such shares were obtained from the capital of Master Account, Capital Partners (100) and Institutional Partners III.

Item 5. Interests in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on 81,288,845 shares of Common Stock outstanding as of February 28, 2014, as disclosed by the Issuer on its Quarterly Report on Form 10-Q filed on March 5, 2014.

(a) (i) Master Account may be deemed to be the beneficial owner of 1,099,046 shares of Common Stock held for its own account (approximately 1.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 145,426 shares of Common Stock held for its own account (approximately 0.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 1,244,472 shares of Common Stock (approximately 1.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of (A) 1,099,046 shares of Common Stock held for the account of Master Account and (B) 145,426 shares of Common Stock held for the account of Capital Partners (100).

(iv) Institutional Partners III may be deemed to be the beneficial owner of 12,740,281 shares of Common Stock held for its own account (approximately 15.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 12,740,281 shares of Common Stock (approximately 15.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of 12,740,281 shares of Common Stock held for the account of Institutional Partners III.

(vi) Fund Management may be deemed to be the beneficial owner of 13,984,753 shares of Common Stock (approximately 17.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(vii) MHR Holdings may be deemed to be the beneficial owner of 13,984,753 shares of Common Stock (approximately 17.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of MHR Holdings’ position as the managing member of Fund Management.

(viii) Dr. Rachesky may be deemed to be the beneficial owner of 13,997,556 shares of Common Stock (approximately 17.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors III and MHR Holdings, (B) 2,470 shares of Common Stock held directly, (C) 10,000 shares of Common Stock that can be obtained upon the exercise of certain stock options, and (D) 333 shares of Common Stock that can be obtained upon the settlement of phantom stock units.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 1,099,046 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 1,099,046 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 145,426 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 145,426 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,244,472 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,244,472 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 12,740,281 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 12,740,281 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 12,740,281 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 12,740,281 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 13,984,753 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 13,984,753 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(vii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 13,984,753 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 13,984,753 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 13,997,556 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 13,997,556 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c)	See Annex A

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e)	Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 10, 2014

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Annex A

The following table describes transactions in shares of Common Stock that were effected during the past sixty days, or since the last filing of a Schedule 13D or amendment thereto, whichever is less, by the persons named in response to paragraph (a) of Item 5.

Transaction Date	Person Named in Item 5(a)	Common Stock Acquired	Weighted Average Price ($) (1) (2)	Price Range ($)	Description of Transaction
April 8, 2014	Master Account	29,633	32.518	$31.900-$32.735	Open Market Purchase
April 8, 2014	Capital Partners (100)	3,797	32.518	$31.900-$32.735	Open Market Purchase
April 8, 2014	Institutional Partners III	291,570	32.518	$31.900-$32.735	Open Market Purchase
April 9, 2014	Master Account	21,862	33.6066	$32.94-$33.67	Open Market Purchase
April 9, 2014	Capital Partners (100)	2,801	33.6066	$32.94-$33.67	Open Market Purchase
April 9, 2014	Institutional Partners III	215,111	33.6066	$32.94-$33.67	Open Market Purchase
April 10, 2014	Master Account	31,639	33.3729	$33.08-$33.60	Open Market Purchase
April 10, 2014	Capital Partners (100)	4,054	33.3729	$33.08-$33.60	Open Market Purchase
April 10, 2014	Institutional Partners III	311,307	33.3729	$33.08-$33.60	Open Market Purchase

(1)	Excluding commissions.
(2)	The Reporting Persons undertake to provide, upon request by the staff of the Division of Corporation Finance of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price.